

Mail Stop 3720

March 18, 2010

Mr. Robert E. Switz
Chairman, President and Chief Executive Officer
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344-2252

      RE: ADC Telecommunications, Inc.
              Form 10-KT for the transition period from November 1, 2008 to
                 September 30, 2009
              Filed November 23, 2009
              File No. 000-01424

Dear Mr. Switz:

We have completed our review of your Form 10-KT and related filings and have no further comments at this time.

            Sincerely,

            Larry Spirgel
            Assistant Director